Exhibit 2
BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2013

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2013

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	December 31,	March 31,	March 31,
	2012	2013	2013
	NIS in thousands		In thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	68,339	46,638	12,785
Short-term bank deposits	11,459	55,805	15,297
Prepaid expenses	804	843	231
Other receivables	2,254	2,581	707
Total current assets	82,856	105,867	29,020

NON-CURRENT ASSETS
Restricted deposits	3,513	1,950	535
Long-term prepaid expenses	204	192	53
Property and equipment, net	3,172	2,947	807
Intangible assets, net	1,063	1,056	290
Total non-current assets	7,952	6,145	1,685
Total assets	90,808	112,012	30,705

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term bank loan	137	54	15
Accounts payable and accruals:
Trade	12,283	21,873	5,996
OCS	6,148	-	-
Other	5,443	5,300	1,453
Total current liabilities	24,011	27,227	7,464
NON-CURRENT LIABILITIES
Retirement benefit obligations	143	143	39
Warrants	10,725	10,625	2,913
Total non-current liabilities	10,868	10,768	2,952
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	34,879	37,995	10,416

EQUITY
Ordinary shares	1,837	2,225	610
Share premium	464,629	494,749	135,622
Capital reserve	33,802	34,222	9,381
Accumulated deficit	(444,339)	(457,179)	(125,324)
Total equity	55,929	74,017	20,289
Total liabilities and equity	90,808	112,012	30,705

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE LOSS
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	Three months ended March 31,		Three months ended March 31,
	2012	2013	2013
	NIS in thousands		In thousands
RESEARCH AND DEVELOPMENT EXPENSES, NET	(14,675)	(19,443)	(5,330)
SALES AND MARKETING EXPENSES	(766)	(771)	(211)
GENERAL AND ADMINISTRATIVE EXPENSES	(3,525)	(3,522)	(965)
OPERATING LOSS	(18,966)	(23,736)	(6,506)
NON-OPERATING INCOME, NET	2,819	12,262	3,361
FINANCIAL INCOME	446	663	182
FINANCIAL EXPENSES	(2,231)	(2,029)	(556)
NET LOSS AND COMPREHENSIVE LOSS	(17,932)	(12,840)	(3,519)

	NIS		USD
LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.12)	(0.06)	(0.02)

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary	Share	Capital	Accumulated
	shares	premium	reserve	deficit	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2012	1,236	421,274	31,317	(368,069)	85,758
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2012:
Issuance of share capital , net	524	35,143	-	-	35,667
Share-based compensation	-	-	965	-	965
Employee stock options exercised	-	42	(42)	-	-
Comprehensive loss for the period	-	-	-	(17,932)	(17,932)
BALANCE AT MARCH 31, 2012	1,760	456,459	32,240	(386,001)	104,458

	Ordinary	Share	Capital	Accumulated
	shares	premium	reserve	deficit	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2013	1,837	464,629	33,802	(444,339)	55,929
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2013:
Issuance of share capital , net	386	29,283	-	-	29,669
Employee stock options exercised	*	224	(224)	-	-
Warrants exercised	2	258	-		260
Employee stock options forfeited and expired	-	355	(355)	-	-
Share-based compensation	-	-	999	-	999
Comprehensive loss for the period	-	-	-	(12,840)	(12,840)
BALANCE AT MARCH 31, 2013	2,225	494,749	34,222	(457,179)	74,017

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary	Share	Capital	Accumulated
	shares	premium	reserve	deficit	Total
	Convenience translation into USD in thousands (Note 1b)
BALANCE AT JANUARY 1, 2013	504	127,366	9,266	(121,805)	15,331
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2013:
Issuance of share capital , net	106	8,027	-	-	8,133
Employee stock options exercised	*	61	(61)	-	-
Warrants exercised	*	71	-	-	71
Employee stock options forfeited and expired	-	97	(97)	-	-
Share-based compensation	-	-	273	-	273
Comprehensive loss for the period	-	-	-	(3,519)	(3,519)
BALANCE AT MARCH 31, 2013	610	135,622	9,381	(125,324)	20,289

* Represents an amount less than 1,000.

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	Three months ended March 31,		Three months ended March 31,
	2012	2013	2013
	NIS in thousands		In thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive loss for the period	(17,932)	(12,840)	(3,519)
Adjustments required to reflect net cash used in operating activities (see appendix below)	5,012	(6,353)	(1,741)
Net cash used in operating activities	(12,920)	(19,193)	(5,260)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(22,872)	(56,695)	(15,542)
Maturities of short-term deposits	45,338	11,412	3,128
Maturities of restricted deposits	-	1,550	425
Purchase of property and equipment	(382)	(42)	(11)
Purchase of intangible assets	(16)	(30)	(8)
Net cash provided by (used in) investing activities	22,068	(43,805)	(12,008)

CASH FLOWS - FINANCING ACTIVITIES
Repayments of bank loan	(77)	(76)	(21)
Issuance of share capital and warrants, net of issuance expenses	52,453	42,091	11,538
Proceeds from exercise of employee stock options	*	*	*
Net cash provided by financing activities	52,376	42,015	11,517

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	61,524	(20,983)	(5,751)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	33,061	68,339	18,733
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(836)	(718)	(197)
CASH AND CASH EQUIVALENTS - END OF PERIOD	93,749	46,638	12,785

* Represents an amount less than 1,000.

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	Three months ended March 31,		Three months ended March 31,
	2012	2013	2013
	NIS in thousands		In thousands
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	406	304	83
Long-term prepaid expenses	(1)	12	3
Exchange differences on cash and cash equivalents	836	718	197
Interest and exchange differences on short-term deposits	1,904	937	257
Interest and linkage on bank loan	(5)	(7)	(2)
Share-based compensation	965	999	273
Warrant issuance costs	1,204	470	130
Gain on adjustment of warrants to fair value	(4,023)	(12,732)	(3,490)
Interest and exchange differences on restricted deposits	4	13	4
	1,290	(9,286)	(2,545)

Changes in operating asset and liability items:
Decrease (increase) in trade accounts receivable and other receivables	1,673	(366)	(100)
Increase in accounts payable and accruals	2,049	3,299	904
	3,722	2,933	804
	5,012	(6,353)	(1,741)

Supplementary information on interest received in cash	601	316	87

The accompanying notes are an integral part of the financial statements.

BIOLINERX LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”) was incorporated and commenced operations in April 2003.

Since incorporation, BioLineRx has been engaged, both independently and through its consolidated entities (collectively, the “Company”), in the development of therapeutics, from early-stage development to advanced clinical trials, for a wide range of medical needs.

In December 2004, BioLineRx registered a limited partnership, BioLine Innovations Jerusalem L.P. (“BIJ LP”), which commenced operations in January 2005. BioLineRx holds a 99% interest in BIJ LP, with the remaining 1% held by a wholly owned subsidiary of BioLineRx, BioLine Innovations Ltd. BIJ LP was established to operate a biotechnology incubator located in Jerusalem under an agreement with the State of Israel.

In February 2007, BioLineRx listed its securities on the Tel Aviv Stock Exchange (“TASE”) and they have traded on the TASE since that time. Since July 2011, BioLineRx’s American Depositary Shares (“ADSs”) have also traded on the NASDAQ Capital Market.

In January 2008, BioLineRx established a wholly owned subsidiary, BioLineRx USA Inc. (“BioLineRx USA”), which served as the Company’s business development arm in the United States. During 2011, the Company transferred its business development activities to Israel, and BioLineRx USA is no longer active.

The Company has been engaged in drug development since its incorporation. Although the Company has generated revenues from two out-licensing transactions, the Company cannot determine with reasonable certainty if and when it will have sustainable profits.

b.	Convenience translation into US dollars (“dollars” or “USD”)

For the convenience of the reader, the reported New Israeli Shekel (“NIS”) amounts as of March 31, 2013 have been translated into dollars, at the representative rate of exchange on March 31, 2013 ($1 = NIS 3.648). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

c.
The condensed consolidated interim financial statements of the Company for the three months ended March 31, 2013 were approved by the Board of Directors on May 7, 2013, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial and Operating Officer.

BIOLINERX LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 – BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of March 31, 2013 and for the three months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2012 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The results of operations for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2012 and for the year then ended.

NOTE 4 – ISSUANCES OF SHARE CAPITAL AND WARRANTS

a.	Private placement of share capital and warrants to Orbimed

In February 2013, the Company completed a direct placement to leading healthcare investor, OrbiMed Israel Partners Limited Partnership, an affiliate of OrbiMed Advisors LLC. The placement consisted of 2,666,667 ADSs and 1,600,000 warrants to purchase an additional 1,600,000 ADSs, at a unit price of $3.00. The warrants have an exercise price of $3.94 per ADS and are exercisable for a term of five years. The offering raised a total of $8,000,000, with net proceeds of approximately $7,700,000, after deducting fees and expenses.

The warrants are exercisable over a period of five years from the date of their issuance. Since the exercise price was not deemed to be fixed, the warrants are not qualified for classification as an equity instrument and have therefore been classified as a non-current derivative financial liability. This liability is initially recognized at its fair value on the date the contract is entered into and subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The amount of the direct placement consideration allocated to the warrants was approximately $3,400,000, as calculated on the basis of the Black-Scholes model, which reflects their fair value as of the issuance date. The portion of total issuance costs allocable to the warrants, in the amount of approximately $130,000, was recorded as non-operating expense on the statement of comprehensive loss. The change in fair value from the date of issuance through March 31, 2013, amounting to approximately $2,300,000, has been recorded as non-operating income on the statement of comprehensive loss.

BIOLINERX LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 4 – ISSUANCES OF SHARE CAPITAL AND WARRANTS (cont.)

b.	Share purchase agreement with Lincoln Park Capital

In September 2012, BioLineRx and Lincoln Park Capital Fund, LLC, an Illinois limited liability company (“LPC”), entered into a $15 million purchase agreement (the “Purchase Agreement”), together with a registration rights agreement, whereby LPC agreed to purchase, from time to time, up to $15 million of BioLineRx’s ADSs, subject to certain limitations, during the 36-month term of the Purchase Agreement.

During the three months ended March 31, 2013, BioLineRx sold a total of 1,168,848 ADSs to LPC for aggregate gross proceeds of $3,700,000. In connection with these issuances, a total of 29,222 ADSs was issued to LPC as a commitment fee and a total of $74,000 was paid to Oberon Securities as a finder’s fee.

On a cumulative basis, from the effective date of the Purchase Agreement through the approval date of these financial statements, BioLineRx has sold a total of 2,035,177 ADSs to LPC for aggregate gross proceeds of $5,873,000. In connection with these issuances, a total of 50,880 ADSs was issued to LPC as a commitment fee and a total of $117,000 was paid to Oberon Securities as a finder’s fee.

NOTE 5 – SHAREHOLDERS’ EQUITY

As of March 31, 2013 and December 31, 2012, share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	March 31,
	2012	2013

Authorized share capital	750,000,000	750,000,000

Issued and paid-up share capital	183,713,197	222,553,868

	In NIS
	December 31,	March 31,
	2012	2013

Authorized share capital	7,500,000	7,500,000

Issued and paid-up share capital	1,837,132	2,225,539

BIOLINERX LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6 – RESEARCH AND DEVELOPMENT

a.
In March 2013, the Company decided to terminate the CLARITY study in connection with its BL-1020 therapeutic candidate for schizophrenia. As a result of the study termination, the Company reversed the remaining liability to repay grants previously received from the OCS in respect of BL-1020, amounting to NIS 6,148,000, since it became more likely than not that such liability would not be repaid. This amount is reflected in research and development expenses.

b.
Trade accounts payable and accruals as of March 31, 2013 reflect an accrual of NIS 14,200,000 related to activities in respect of the CLARITY study, including study termination costs. This amount is reflected in research and development expenses.

c.
Research and development expenses are reflected net of research grants received from an interested (related) party of the Company, pursuant to a research funding arrangement for early development stage projects, as follows:

	Three months ended March 31,
	2012	2013
	NIS in thousands

Grants received from an interested party, offset against research and development expenses	898	842

NOTE 7 – NON-OPERATING INCOME, NET

	Three months ended March 31,
	2012	2013
	NIS in thousands

Issuance costs allocated to warrants	1,204	470
Changes in fair value of warrants	1,615	11,792
	2,819	12,262